				Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,

(Dollars in thousands)	2013	2012	2011	2010	2009
EARNINGS:
Income before income taxes (1)	$257,656	$205,053	$312,822	$241,116	$349,165
Add (deduct):
Equity in earnings of unconsolidated entities	(131,949)	(90,364)	(83,566)	(97,318)	(96,800)
Distributions from unconsolidated entities	125,660	84,417	91,768	100,359	91,105
Amortization of capitalized interest	3,704	855	613	492	320
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,575)	(30,122)	(24,247)	(23,869)	(22,663)
	248,496	169,839	297,390	220,780	321,127
Add fixed charges:
Consolidated interest expense (2)	43,963	42,393	65,614	61,555	78,199
Interest portion (1/3) of consolidated rent expense	38,783	47,394	44,130	42,550	41,305
	$331,242	$259,626	$407,134	$324,885	$440,631
FIXED CHARGES:
Consolidated interest expense (2)	$43,963	$42,393	$65,614	$61,555	$78,199
Capitalized interest	18,382	17,930	10,064	2,446	1,647
Interest portion (1/3) of consolidated rent expense	38,783	47,394	44,130	42,550	41,305
	$101,128	$107,717	$119,808	$106,551	$121,151

RATIO OF EARNINGS TO FIXED CHARGES	3.28	2.41	3.40	3.05	3.64

(1)	Includes non-cash charges related to losses on impairment of $14.0 million in 2009.

Includes gain on sale of business and other exit costs, net of $246.8 million in 2013 and loss on sale of business and other exit costs, net of $21.0 million in 2012.

Includes gain on license sales and exchanges of $255.5 million in 2013 and $11.8 million in 2011.

Includes gain on investments of $18.6 million in 2013 and $11.4 million in 2011 and loss on investment of $3.7 million in 2012.

(2)	Interest expense on income tax contingencies is not included in fixed charges.